UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2026

Luis F. Visoso
Executive Vice President and Chief Financial Officer
Sandisk Corporation
951 Sandisk Drive
Milpitas, California 95035

Re: Sandisk Corporation
Form 10-K for the Fiscal Year Ended June 27, 2025
File No. 001-37925

Dear Luis F. Visoso:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bernard Shek